Exhibit 99.1

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EDITED TRANSCRIPT
CRM—Salesforce.com Inc to Acquire Demandware Inc -M&A Call
EVENT DATE/TIME: JUNE 01, 2016 / 12:00PM GMT
OVERVIEW:
On 06/01/16, CRM announced that they have agreed to acquire Demandware for approx. $2.8b net of cash received.
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JUNE 01, 2016 / 12:00PM, CRM - Salesforce.com Inc to Acquire Demandware Inc -M&A Call

CORPORATE PARTICIPANTS

John Cummings Salesforce.com Inc. - VP, IR

Keith Block Salesforce.com Inc. - Vice Chairman, President & COO

Alex Dayon Salesforce.com Inc. - President & Chief Product Officer

Tom Ebling Demandware, Inc. - Chairman, President & CEO

Mark Hawkins Salesforce.com Inc. - CFO

Parker Harris Salesforce.com Inc. - Co-Founder

CONFERENCE CALL PARTICIPANTS

Keith Weiss Morgan Stanley - Analyst

Alex Zukin Piper Jaffray - Analyst

Kirk Materne Evercore ISI - Analyst

Ross MacMillan RBC Capital Markets - Analyst

Walter Pritchard Citigroup - Analyst

Terry Tillman Raymond James & Associates - Analyst

Kash Rangan BofA Merrill Lynch - Analyst

Heather Bellini Goldman Sachs - Analyst

Abhey Lamba Mizuho Securities - Analyst

Philip Winslow Credit Suisse - Analyst

Raimo Lenschow Barclays Capital - Analyst

PRESENTATION

Operator

Good day. My name is Carmen and I will be your conference operator today. At this time I would like to welcome everyone to the Salesforce Demandware acquisition conference call. (Operator Instructions)

I would now like to turn the call over to Mr. John Cummings. Sir, the floor is yours.

John Cummings - Salesforce.com Inc. - VP, IR

Thanks so much, Carmen. Good morning, everyone. Earlier this morning, Salesforce announced that it has entered into an agreement to acquire Demandware. The details of this transaction can be found in a press release issued approximately 7 AM Eastern Time this morning.

Joining me today to discuss the transaction are Keith Block, Vice Chairman, President and COO; Mark Hawkins, Chief Financial Officer; Parker Harris, Co-founder; Alex Dayon, Chief Product Officer; and Tom Ebling, CEO of Demandware. The purpose of today’s call is to discuss the acquisition of Demandware. Keith and Mark will review the proposed acquisition and the terms of the transaction, including the estimated impact on our fiscal second-quarter and full-year FY17 guidance, which we gave in our most recent results call in May.

After our prepared remarks, we will turn the call over to your questions. You should be aware that our discussion and responses to your questions may contain forward-looking statements related to the acquisition of Demandware and estimated results of the Company, which are subject to

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JUNE 01, 2016 / 12:00PM, CRM - Salesforce.com Inc to Acquire Demandware Inc -M&A Call

risks, uncertainty, and assumptions. All statements other than historical facts included in our discussion including, but not limited to, statements regarding the timing and closing of the transaction; the expected benefits and financial impact of the transaction; expected performance and future business plans; and any assumptions underlying any of the foregoing are forward-looking statements.

Should any of these risks or uncertainties materialize, or should our assumptions prove to be incorrect, actual company results and actual effects of the transaction could differ materially from these forward-looking statements. A discussion of risks, uncertainties, and assumptions related to the acquisition and the estimated impact to the Company, as well as other information on potential risk factors that could affect our financial results, are included in risk reports filed by Salesforce and Demandware with the SEC, including each company’s reports on Forms 8-K, 10-Q, 10-K, particularly under the heading Risk Factors, and the tender offer statement on Schedule TO and other offer documents to be filed by Salesforce, as well as the Solicitation Recommendation Statement on Schedule 14D-9 to be filed by Demandware.

Please be aware that any unreleased services or features referenced in today’s discussion or other public statements are not yet available and may not be delivered on time or at all. Customers who purchase our services should make these decisions based on features that are currently available.

Finally, the intended acquisition of Demandware includes a tender offer made by Salesforce and its subsidiaries. The tender offer has not yet commenced. The discussion regarding the acquisition is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any security. When the tender offer commences, Salesforce will file a tender offer statement on Schedule TO with the SEC and Demandware will file a Solicitation Recommendation Statement on Schedule 14D-9 with the SEC regarding the tender offer.

Demandware stockholders and other investors are strongly advised to read the tender offer materials, including the Offer to Purchase and related Letter of Transmittal and certain other tender offer documents that have yet to be filed and the Solicitation Recommendation Statement when they become available, as they will contain important information that should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC’s website, www.SEC.gov. Free copies of these materials and other tender offer documents will also be made available by the information agent for the tender offer.

So with all that, let me turn things over to you, Keith.

Keith Block - Salesforce.com Inc. - Vice Chairman, President & COO

Thanks, John. Good morning, everybody. Before I begin, I wanted to let you know that Marc will not be on today’s call because he had a prior commitment to appear on CBS This Morning. So we can all enjoy that today as well.

This is a historic day for Salesforce and for our customers. We couldn’t be more excited to talk to you this morning about our agreement to acquire Demandware. This announcement is particularly exciting because it signifies Salesforce’s entry into the digital commerce market. Not only will this extend our CRM leadership, the acquisition of Demandware positions us to capture this multibillion-dollar commerce market with a recognized leader in the space.

Today, our customers are connecting with their customers in entirely new ways across sales and service and marketing and communities and analytics and IoT in our platform. And now, with the addition of Demandware’s industry-leading commerce capabilities, we’re in a unique position to extend our CRM leadership with the new Salesforce Commerce Cloud.

Our customers have been increasingly asking for this; it’s coming up in many conversations, every company sells, services, markets, and every company is looking for world-class digital commerce capabilities. And they are looking for new ways to bring these processes together so they can engage with their customers in entirely new ways. No one in the world can do that but Salesforce, and that’s why companies of all sizes are coming to Salesforce to help them with their digital transformation, which is why this makes so much sense for our customers.

Now, digital commerce will soon be an $8 billion industry, where Demandware will be well positioned to deliver the future of commerce and lead the multibillion-dollar commerce market and create yet another billion-dollar cloud for Salesforce. We believe this will be another future growth lever for our business as we look to grow to $10 billion, $20 billion, and beyond.

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JUNE 01, 2016 / 12:00PM, CRM - Salesforce.com Inc to Acquire Demandware Inc -M&A Call

And with that, I’d like to hand it over to our Chief Product Officer, Alex Dayon, for his comments.

Alex Dayon - Salesforce.com Inc. - President & Chief Product Officer

Well, thank you, Keith. As you know, we had a long relationship with Demandware and Tom and the leadership team. In fact, they even recently joined us, if you remember, at Dreamforce on stage last year. We continue to be impressed by their vision, leadership, and execution in commerce.

It’s very clear what a unique company Demandware is and now how extraordinary the combination of Salesforce and Demandware will be. We already have incredible synergy in our joint customer base. In fact, I got plenty of email this morning from customers that couldn’t be more thrilled about this acquisition.

Many of the world’s leading retail brands use Demandware as a platform for digital commerce, order management, point-of-sale, and store operations. Companies like L’Oreal, Marks & Spencer, Lands’ End, and the list goes on and on.

They share our passion for customer success; it’s a shared value, and I’m thrilled to welcome the entire Demandware team to the Salesforce family upon the close of the transaction. Tom is right here with us on the call. It is great to have him here and I’d like to hand it over to him for his comments.

Tom, it’s yours.

Tom Ebling - Demandware, Inc. - Chairman, President & CEO

Thank you very much, Alex. This is truly an exciting day for Demandware, our customers, and our employees. When we founded Demandware in 2004, our mission was to revolutionize how retailers engage and inspire their consumers everywhere. Today Demandware has grown to be the largest enterprise cloud commerce company that serves some of the greatest retail brands around the world and we’re the only cloud company ranked in Gartner’s Magic Quadrant as a leader in digital commerce.

We’re headquartered in Massachusetts with more than 1,000 employees in offices around the world, including the United States, United Kingdom, and Germany. It’s very exciting to be here today in order to join forces with Salesforce.

Our agreement with Salesforce follows inbound interest that we recently received. Having spoken with Salesforce and other parties, it became clear that the combination with Salesforce is the most compelling transaction for Demandware. In addition to providing significant value for Demandware shareholders, joining forces with the number one CRM platform accelerates our growth, our vision, and helps us to transform the future of digital commerce.

The synergy and combination of Salesforce and Demandware is extraordinary, one unified cloud platform across every segment of CRM with a total focus on customer success and innovation. This is an exciting future for our joint customers, our partners, and our employees. We believe that our shared commitment to customer success and similar cultures make our companies a great fit.

I want to thank Demandware’s employees for their hard work, which has enabled us to reach this milestone. I’m very excited to become part of Salesforce and look forward to working together to transform and dominate the market for commerce.

Let me now hand the call over to Mark.

Mark Hawkins - Salesforce.com Inc. - CFO

Thanks, Tom, and this is truly a game-changing transaction that is highly strategic. This will expand our leadership position, in addition to expanding our TAM significantly.

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JUNE 01, 2016 / 12:00PM, CRM - Salesforce.com Inc to Acquire Demandware Inc -M&A Call

Under the terms of the definitive agreement, we’ve agreed to acquire Demandware for approximately $2.8 billion, net of cash received. This represents a per-share price of $75 for all Demandware outstanding shares. We exited Q1 with approximately $3.7 billion in cash and marketable securities, and we will finance the transaction through cash on hand, along with a $500 million three-year term loan, to provide additional financial flexibility in the near term.

The acquisition will be structured as a cash tender offer, as John said, for all of Demandware’s outstanding shares followed by a merger. We expect the transaction to close in late Q2, subject to expiration of antitrust waiting periods and other customary closing conditions. Assuming the transaction closes as planned, we estimate Demandware will contribute approximately $100 million to $120 million in incremental revenue for the remainder of FY17.

By the way, this estimate includes an approximately $50 million fair value adjustment to Demandware’s billed DR and unbilled DR — deferred revenue — which is off the balance sheet; a provision for modest levels of business disruption in the weeks after the acquisition closes; as well as other adjustments. Including Demandware’s expected revenue contribution, we now anticipate full-year revenues in the range of $8.26 billion to $8.32 billion.

For the second quarter, we estimate Demandware will contribute approximately zero to $10 million to revenue assuming the transaction closes as planned. Including this contribution, we now anticipate second quarter revenues in the range of $2.005 billion to $2.025 billion.

From an earnings perspective, while Demandware generates a modest nonprofit — non-GAAP operating profit, we anticipate the acquisition-related integration costs and transaction fees of approximately $30 million, along with the incremental investment Demandware will be needing, will reduce our full-year 2017 diluted non-GAAP EPS by approximately $0.07. As a result, we now expect FY17 diluted non-GAAP EPS in the range of $0.93 to $0.95.

We expect about $0.03 of the full year non-GAAP EPS reduction to fall in the second quarter, primarily related to due diligence, banking fees, and other transaction-related costs. This results in an updated second-quarter diluted non-GAAP EPS estimate of $0.21 to $0.22.

In order to provide an accurate forecast for the full-year GAAP EPS changes, we need to complete the purchase accounting process after the transaction closes. We expect to be able to provide this update when we release our second-quarter results in August. However, you should expect that the impact of the GAAP EPS will be more significant than the non-GAAP EPS, due to the additional stock-based compensation charges and the impact of other various noncash items, including the amortization of acquisitions-related intangibles and income tax adjustments.

Turning to the cash flow, we estimate the acquisition of Demandware will reduce operating cash flow by approximately $45 million to $50 million in fiscal 2017.(corrected by company after the call) As a result, we now expect FY17 year-over-year operating cash flow growth for the combined company in the range of 22% to 23%. We look forward to updating you on the transaction and our progress in August.

And with that I like to open up the call for questions. Keith, Alex, Tom and I are ready. And Parker as well. Thank you.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Keith Weiss, Morgan Stanley.

Keith Weiss - Morgan Stanley - Analyst

Excellent. Thank you guys for taking the question and congratulations on the transaction. Two questions, one on the revenue side of the equation and one on the expense side of the equation.

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JUNE 01, 2016 / 12:00PM, CRM - Salesforce.com Inc to Acquire Demandware Inc -M&A Call

On the revenue side, I was wondering if you guys could maybe walk us through where you guys see the most potent areas of synergies in terms of bringing the two companies together. And what’s the timeframe we should be thinking about for those synergies to be realized by this combination?

On the expense side — this is probably for Mark — how does this transaction impact your longer-term margin framework that you’ve put out? Does this in any way push out or change that dynamic between growth and profitability we’ve been talking about over the past couple years?

Keith Block - Salesforce.com Inc. - Vice Chairman, President & COO

Hi, Keith; this is Keith Block. So thanks. I’ll take the first part of this and then obviously Mark Hawkins can speak to the expense side.

First of all, I just want to reiterate that we are incredibly excited about Demandware becoming part of the Salesforce family. We have had a long-standing relationship with Demandware. We’ve admired them; we’ve spoken with them for a very long time as a partner in the marketplace.

And what’s become increasingly obvious, as we speak to our customers, as we move to more of an industry orientation and we get more mind share with our customers, as you know, in the marketplace, the Demandware name has been coming up more and more. And one of the things that this company has done very, very well historically is to listen to its customers.

We believe there are a number of synergies between Demandware and Salesforce. Our customers are telling us this. We’re seeing this in the marketplace. We’re seeing this in a number of industries, particularly retail and CPG.

We have been an incredible sales organization in our distribution organization and this is an opportunity to bring the Commerce Cloud to the Customer Success Platform for our customers and leverage the thousands of sales reps that we have here at Salesforce to drive customer success.

Mark, do you want to take the second —?

Mark Hawkins - Salesforce.com Inc. - CFO

Yes. Perfect there, Keith. And Keith Weiss, good morning; thank you for the question.

In terms of the long-term operating margin framework, absolutely intact. When we think about FY18, we think about that intact: the growth operating margin, operating cash flow framework. So thank you for that question.

I will say I’m pleased to say that we’re now at a scale and a size as a company where we can take one of the world’s unique assets with the Commerce Cloud with Demandware, take that onboard and yet still expand our operating margins year on year by approximately 70 basis points, despite taking $50 million of revenue write-down for DR, both billed and unbilled, and also taking over $30 million in deal costs. So we think that that’s a really good outcome.

We will continue to be the fastest-growing top 10 software company in the world this year and we’re expanding operating margin this year, even when we’re taking this deal, let alone looking to FY18. So, Keith, that’s where we’re at. Next question.

Operator

Alex Zukin, Piper Jaffray.

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JUNE 01, 2016 / 12:00PM, CRM - Salesforce.com Inc to Acquire Demandware Inc -M&A Call

Alex Zukin - Piper Jaffray - Analyst

Thanks for taking my question and congratulations on the acquisition. I wanted to ask you — one for Keith, maybe what made this market so exciting for you. And then one for Mark, just looking at Demandware’s model as a percentage of GMV-based model rather than a strict subscription, how do you look at integrating that into the Salesforce mix?

Keith Block - Salesforce.com Inc. - Vice Chairman, President & COO

Hi, Alex; this is Keith. Again, we’ve had a long-standing relationship with Demandware and their name has come up many, many times in the market. This is a company that does listen to its customers.

And as you know, over the last three years we have taken a vertical orientation around industries. We think it’s important to speak the language of our customers. This is an $8 billion, or soon to be $8 billion, TAM marketplace.

And our customers are telling us — when we were thinking about painting a vision for our customers in the industry space around retail and CPG for sure, again, this is a natural adjacency and a very, very unique company that is the market leader in e-commerce and the market cloud leader. So it’s a natural partnership, it’s a natural fit.

Again, we’ve known about these guys for a long time. Tom and his team are terrific and our customers are telling us, hey, this is a great extension and a natural adjacency to the Customer Success Platform.

Mark Hawkins - Salesforce.com Inc. - CFO

And, Alex, let me just jump on, Keith, the second part of the question. First of all, following the closing of the transaction, our expectations regarding the integrations, we’ll be looking at a lot of things, but certainly to your point, Alex, this is a GMV-based model.

We had the great pleasure to spend time with Tom Ebling, the CEO, as well as Tim Adams, the CFO, and really understand and think through this model. And we see this working very, very nicely with our Customer Success Platform and snapping in very naturally, as Keith talked about. In fact, it is that one open spot in CRM that we wanted to cover.

So we see opportunities here including, even over time, looking at how this all snaps together, even down to the ideas of invoicing. There is a lot of ideas that we will be thinking about, but again, that’s following the closing of the transaction we can get more into that. Okay? Next question.

Operator

Kirk Materne, Evercore ISI.

Kirk Materne - Evercore ISI - Analyst

Thanks very much and I’ll add my congrats on the deal. I guess maybe the first one for Keith.

When you think about integration from a go-to-market perspective with Demandware, is this going to be somewhat similar to what we saw with ExactTarget? Meaning leave the business somewhat alone and then sort of integrate in the core CRM folks over time in terms of being able to sell the product?

And then just — I guess along the same lines, how should we think about Demandware in terms of retail industry units or how we should think about them interacting, I guess, over the next, say, 12 to 18 months? Thanks.

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JUNE 01, 2016 / 12:00PM, CRM - Salesforce.com Inc to Acquire Demandware Inc -M&A Call

Keith Block - Salesforce.com Inc. - Vice Chairman, President & COO

Okay, great question. So let me respond to the first part and then I’m going to ask Alex Dayon to weigh in here.

We had a very, very successful acquisition with ExactTarget and their marketing cloud. The integration has gone incredibly well; I think you’ve seen that in our financial results and certainly driving customer success. We learned quite a bit, actually, from our acquisition of ExactTarget and we really continue — I would say we cultivated a very successful integration playbook. We expect to follow a very similar path for Demandware once the transaction is closed.

Again, the customers have been asking for this. We’re not just adding a new commerce cloud. We’re also bringing world-class commerce capabilities to the entire Customer Success Platform, so we’re really, really excited about that, particularly through the retail space. Alex, do you want to make some comments?

Alex Dayon - Salesforce.com Inc. - President & Chief Product Officer

No, no, I think, Keith, you nailed it, which is we’re very excited short term by the synergy with the retail team and the retail division at Salesforce. But it’s a much bigger play for us because, as you know, our vision of the Customer Success Platform is really to enable our customers to connect with our customers in a whole new way and that’s how we built our leadership in CRM.

We are the number one CRM vendor because we are the number one salesforce automation vendor and we’re capturing market share every year. We are the number one customer service vendor and we’re capturing market share every year. We’re out to the number four marketing vendor; with the acquisition of ExactTarget, capturing market share every year. Actually, we gain positions every year.

The only blank spot we had in CRM was commerce and we think the market is now ready for a disruption. The future of commerce is really with solutions like Demandware, where not only you provide an amazing personalized, one-to-one shopping experience on your phone, on the web, but also connecting the store into that experience. And our vision, obviously, is to connect all that throughout the entire Customer Success Platform.

So we see Demandware as an amazing business additive, but we see the synergies through our sales, service, marketing, communities, IoT, and analytics solution as being an amazing future.

Mark Hawkins - Salesforce.com Inc. - CFO

Yes, I’m just going to add one comment there, I think — thank you, Keith and Alex. I think, Kirk, you touched on two key things here: one is just this whole opportunity.

And as Alex had talked about — Alex, I think the TAM now is, what, $8.5 billion in 2020, additional TAM opportunity that fills out that whole CRM spot that you talked about. And that is exciting to us as a company already with a large TAM.

I think the second thing that Kirk touched on that I know we as a leadership team have talked a lot about is just ET and how well ET has gone and that integration and the success. And really thanks to all the team members at Salesforce who have really made that work. I think both the opportunity and that past success really position us well here as we go forward.

Next question, please.

Operator

Ross MacMillan, RBC Capital Markets.

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JUNE 01, 2016 / 12:00PM, CRM - Salesforce.com Inc to Acquire Demandware Inc -M&A Call

Ross MacMillan - RBC Capital Markets - Analyst

Thanks so much and my congratulations to both sides on the transaction. I actually had a question for Tom Ebling. Tom, you mentioned — you alluded to inbound interest in Demandware and I’d love to get your comments on why Salesforce is the best home for Demandware.

And then related to that, would love any commentary around customer overlap, and maybe more importantly, where does Salesforce have retail customers that Demandware doesn’t? Thanks.

Tom Ebling - Demandware, Inc. - Chairman, President & CEO

Thanks, Ross. Well, with respect to Salesforce being a great partner, it’s actually interesting. We have modeled our business on Salesforce for so many years, looking at what they’ve done as the leader in cloud capabilities and really the creator of that market. So we’ve always admired the Company and over the last few years our partnership efforts have heated up.

We have a significant portion of our customer base that are joint customers in one form or another between Salesforce and Demandware. Many of them have done very creative things around clienteling and other types of applications where they’ve used the two technologies from Demandware and Salesforce to achieve their business goals, so we’re really excited about the potential combination in that respect.

And we think Salesforce is absolutely a great match. They also have a culture like ours in terms of focus on customer success and innovation and many of the principles that are important here at Demandware.

What was the third element of the question? I guess that covered the question.

Alex Dayon - Salesforce.com Inc. - President & Chief Product Officer

Well, I can also comment. We been operating through our retail team and industry units in the retail space, so we indeed have a lot of customers that are using our Community product, that are using our Marketing Cloud product, where we see a lot of synergies on the road about growing faster in that installed base.

Keith Block - Salesforce.com Inc. - Vice Chairman, President & COO

Just one final comment on that. As we — again, as we reach higher and higher into these organizations and get more mind share and they look to us to be their trusted advisor and paint a vision for them around specific industries — retail obviously is a focus area for us — these customers are saying we want this entire suite, this entire platform around customer engagement. And commerce is an incredibly important piece of that.

That just keeps coming up more and more in the dialogue. There are very, very natural synergies, a great deal of customer overlap, and an incredible amount of opportunity, so we’re very, very excited about this.

Question?

Operator

Walter Pritchard, Citi.

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JUNE 01, 2016 / 12:00PM, CRM - Salesforce.com Inc to Acquire Demandware Inc -M&A Call

Walter Pritchard - Citigroup - Analyst

Thanks. I guess a question for Keith or Alex. I’m wondering if you can talk about your B2C business right now. How much of your business are you engaged in customers on B2C efforts? I know you obviously started off life as a B2B vendor, but have made quite a bit of progress there.

Then just related to that, wondering — you’ve obviously had a robust partnership ecosystem in this area. You’ve taken a couple markets where you’ve decided to move into directly versus partner. Why do that in this e-commerce space? Thanks.

Alex Dayon - Salesforce.com Inc. - President & Chief Product Officer

I think it’s a great question about this clearly is going to accelerate and bolster our product offering into the B2C space. We have a fair amount of B2C customers who are Service Cloud, you know big customers, big call centers run on Salesforce and there is a fair amount of them. Through our Marketing Cloud, we are today the largest email provider for the largest retail brand in the world. In fact, we sent 3 billion emails on Black Friday, personalized one-to-one interactions on Black Friday.

So we have throughout our portfolio of product a very strong presence in B2C that has been growing over the years, thanks to Service Cloud and Marketing Cloud and Communities in particular. Clearly what we heard from these B2C customers was the fact that commerce is changing and that is the future of commerce should be connected to that Customer Success Platform. So this strategic move for us is clearly in line with our growing presence into the B2C space and what we’re hearing from our customers as to what they expect us to deliver to them.

Keith Block - Salesforce.com Inc. - Vice Chairman, President & COO

And the second part of that, just with respect to our ecosystem. I think you know that we’ve invested significantly in our ecosystem throughout the history of the Company. We think it’s important to drive customer success and bring solutions to bear across many fronts, whether they are platform solutions or whether they are industry-specific or line-of-business solutions.

So we’re going to continue to grow and nurture that ecosystem upon the close of the transaction. Again, it’s an important part of our strategy. It’s one of our growth planks that we’ve talked about a lot, in addition to industry specialization and international expansion.

We’re looking at this in a very positive way. Demandware has a great ecosystem of partners that they are going to be bringing to the table. There is plenty of room in this market for a lot of technology players and partners to be successful. So at the end of the day, we are all about customer success. We want to provide the best solutions for those customers and we believe that many customers will be able to find an incredible amount of value in third-party solutions in this commerce space.

Operator

Terry Tillman, Raymond James.

Terry Tillman - Raymond James & Associates - Analyst

Good morning, gentlemen. Thanks for taking my question and congrats as well. Keith, Alex, or Mark, I’m not sure who this would be for, but it’s a big picture question on product strategy.

Part of this is a vertical fulfillment in terms of retail or consumers — consumer brands that are selling direct. Also, you talk about digital commerce and Demandware does get in the order flow. And so what I’m curious about: is this a bit of an evolution here in your strategy, whether it’s M&A or product, in terms of not just front office, but extending into back office? Because it would seem retailers would increasingly demand more from you, including maybe even getting into workflows that get into the back office. Thank you.

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JUNE 01, 2016 / 12:00PM, CRM - Salesforce.com Inc to Acquire Demandware Inc -M&A Call

Alex Dayon - Salesforce.com Inc. - President & Chief Product Officer

Well, let’s — I can start and I think, Keith - you can feel free to jump in - but I think your question is very important because the way we look at our product strategy is we need to help our customer to transform themselves and connect their customers in a whole new way. And with that vision comes really a different mindset about what is the back office, what is the front office?

We’ve got customers being connected mobile, one-to-one and powered by data science. You’d see basically the customers being into directly connected to your back office to a certain extent. In fact, the big revolution we’ve been seeing over the past 10 years as being the real reason for the success of Salesforce is now the customers are in a new information system. And our job is to help our customers to reinvent themselves by connecting these customers to their information system.

So yes, to a certain extent, you could see that the back office now is becoming the front office in some touch points and that’s clearly the trend we’re seeing in the industry. It’s not about us moving into back office. I think it’s our customers wanting to connect their customers in a whole new way and exposing more of their back office business processes directly to their partners, customers, and employees to deliver better experience and more productivity.

Keith Block - Salesforce.com Inc. - Vice Chairman, President & COO

Just another comment on that. We see this in the marketplace on a daily basis where customers have legacy back-office systems — SAP certainly comes to mind — where they are looking for a customer engagement layer that wraps around that legacy technology, because they can’t extract the strategic data that they need to be successful and make decisions in real time.

So at the end of the day, we are customer-centric focused company. We focus on customer success; we focus on customer engagement and that’s what’s really important to us.

Operator

Kash Rangan, Bank of America Merrill Lynch.

Kash Rangan - BofA Merrill Lynch - Analyst

Hey, guys. Congratulations. One question for Tom. Tom, what do you think Salesforce can do for you that Demandware could not do on its own?

And one for Alex. Alex, how do you see the product strategy shaping up? In other words, when ExactTarget was announced versus now the product set looks completely different. Can you talk about the integration points and how the future of the e-commerce looks like two to three years from now?

And then, Keith, finally for you, how do you see the Salesforce integration into the broader Salesforce? Is it going to be the Marketing Cloud folks that will be selling Demandware? And also your comments on how you think Demandware can move up-market, because my understanding is that it doesn’t sell to really, really large multinational companies. How do you see that changing? Thank you very much.

Keith Block - Salesforce.com Inc. - Vice Chairman, President & COO

So this is a complex, multipart question.

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JUNE 01, 2016 / 12:00PM, CRM - Salesforce.com Inc to Acquire Demandware Inc -M&A Call

Mark Hawkins - Salesforce.com Inc. - CFO

Okay, here we go. Let’s start with Tom.

Keith Block - Salesforce.com Inc. - Vice Chairman, President & COO

Yes, Tom, why don’t you give us your thoughts? And then, Alex, you can talk about product strategy.

Mark Hawkins - Salesforce.com Inc. - CFO

Yes, perfect.

Tom Ebling - Demandware, Inc. - Chairman, President & CEO

Okay, this is Tom. Well, Kash — I think there’s so many ways in which it accelerates our mission to transform retail. It’s — when we talk to Demandware investors about three strategic initiatives — and I think Salesforce accelerates every single one of them.

We’ve talked about large enterprises, going after the larger accounts. And the credibility Salesforce brings, as well as the account relationships there, I think will be tremendous in helping us make those folks comfortable with the cloud, comfortable with Demandware. So I think that’s an area of acceleration.

Second strategic initiative we’ve talked about has been geographic expansion for Demandware, selling into retailers and other geographies. As you know, we’ve just gotten started in places like Japan and Italy, but there is many untapped geographies for us. Salesforce has a very strong presence in Japan and many other geographies that will accelerate our expansion there.

Then the third one is the move into — we talked about a unified commerce or omnichannel, but helping the retailers engage with consumers everywhere. And you see places — Salesforce —. Joint customers who’ve done clienteling applications in the store with Salesforce, the combination of the CRM capabilities in terms of knowledge of the customer with the actual commerce engine I think will be a very powerful way to accelerate that capability. So I think in all the key strategic initiatives that we talked about, I see Salesforce assisting us in accomplishing them.

Alex Dayon - Salesforce.com Inc. - President & Chief Product Officer

I can only support what Tom has just said, which is I think what’s amazing with Demandware is not only the fact they can deliver amazing one-to-one commerce experience through a very powerful merchandising engine that runs behind the online website, but also the omnichannel, which means that they really bridge the physical to the digital world with the Tomax acquisition and the store. The fact that you can deploy client selling apps that makes store employees as efficient and personal as your own website, so that’s obviously a very exciting part of what makes Demandware different.

As far as our product strategy is concerned, our job is really to make our customer smarter in building one-to-one personalized interaction and we think commerce is part of it. If you fast-forward — if you look at the future, our customers’ information system are going to be powered by, of course, data, the system of records. Which you need a complete view of your customers, which means not only the address, but also what they bought and the transaction, so clearly adding commerce as part of the consumer platform is important.

Also we see on top of the data the system of engagement. What are your activity? What are the products you browse on the websites? So these are amazing source of signals we don’t have today in our platform we think is going to make our CRM much stronger and differentiated.

And at the end of the day, what you’re going to see emerging across the entire application is more intelligence. Our system of record, our system of engagement provides a unique set of data to make all our apps smarter: our sales apps smarter, our service apps smarter, our communities smarter, our email marketing smarter, and our commerce smarter. And the signals we get from our digital commerce platform obviously very valuable source of input to make sure we deliver that intelligence across the entire platform.

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JUNE 01, 2016 / 12:00PM, CRM - Salesforce.com Inc to Acquire Demandware Inc -M&A Call

So that’s why we think it’s a very strategic acquisition for us and it’s a very unique asset because Demandware is the only vendor who has delivered that type of one-to-one interaction in the cloud in a multitenant fashion. In fact, I encourage all of you to buy on a Demandware-powered website to experience the power of the one-to-one experience. They are one of the rare vendor who can deliver even custom product shopping experience, which I think is just amazing.

Keith Block - Salesforce.com Inc. - Vice Chairman, President & COO

Yes, just on the last point. Look, we’ll be following the ET playbook; it’s been highly successful. That has been a great acquisition and a great integration for us. Demandware obviously has a unique value prop that, together with Salesforce and the Customer Success Platform, we’re going to be stronger. There’s no question about that.

And there is a huge leverage opportunity here in terms of leveraging the power of our sales force. Thousands of people selling this product into high-level relationships that have been cultivated and nurtured over the last few years. Again, we see tremendous opportunity just to leverage the existing sales organization. Also, quite frankly, to invest in the existing Demandware sales organization.

Operator

Heather Bellini, Goldman Sachs.

Heather Bellini - Goldman Sachs - Analyst

Great, thank you. I just had a question for Keith and I guess following up on what Alex just mentioned.

I’m just wondering if you could share with us the types of integrations amongst your various clouds that you might envision going forward as a result of this transaction that would make you even more uniquely positioned to offer with this asset as a result. I’m wondering, obviously, there’s a big retail play in this acquisition, but also are there ways you think that it could help Service Cloud in its positioning just even outside of that vertical arena?

Keith Block - Salesforce.com Inc. - Vice Chairman, President & COO

Hi, Heather; thanks for the question. Look, with this technology that we find today with cloud and mobile, social and data science, IoT, etc., the walls between sales and service and marketing and commerce have really come down. And so everybody sells, everybody markets, everybody services, and everybody conducts commerce. That’s why we think this is a unique value prop in joining the Salesforce family and extending the capabilities of the Customer Success Platform.

Alex, maybe you should speak to the product integration component?

Alex Dayon - Salesforce.com Inc. - President & Chief Product Officer

On product integration, I think we learned a lot with ExactTarget. By the way, I think what also is very exciting stepping into that transaction is I think we learned a lot in the past integration, which was about a similar size and I think a similar challenge in terms of technology integration.

Clearly, we have a very clear vision of that following the closing of this transaction on what should be happening in terms of integration. We have a lot of joint customers who have shared already with us a lot of ideas. And to your point, Heather, it’s really not just about the retail.

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JUNE 01, 2016 / 12:00PM, CRM - Salesforce.com Inc to Acquire Demandware Inc -M&A Call

I mean, the retail is an amazing short-term opportunity where we have today a very differentiated Customer Success Platform that can power the complete customer lifecycle, but we can do much more outside these verticals. And for us, we see Demandware platform as an amazing complement to the other clouds: Sales, Service, Marketing, and Communities.

We launched as of last — I just want to touch on a couple examples. Communities, last Dreamforce, we launched the buy button and actually Demandware was with us to share. When you’re broadening a community, when you are on the website talking to other people, you can recommend — the example was I think with Avid where you could recommend music and you could buy some music.

We have committees running large communities like Home Depot or Pono the music player from Neil Young. All those communities you can add a buy button; you can transact while you collaborate with people, so these are very simple points of integration that already exist.

We have a fair amount of integration in our Marketing Cloud where we can segment the marketing campaigns based on your shopping profile. When you left your cart you should receive — the first item you should receive on on the email and Black Friday should be the last item you bought when you were visiting an e-commerce website. Or when you call a call center, the agent should know what’s you are browsing story so he can also engage about the product that you seem to be interested about.

I’m just touching on a couple examples that I think are simple example about more one-to-one personal interaction that makes every business better.

Mark Hawkins - Salesforce.com Inc. - CFO

Excellent. Next question, please.

Operator

Abhey Lamba, Mizuho.

Abhey Lamba - Mizuho Securities - Analyst

Thank you. Keith, you guys have been talking potential of e-commerce for a while. Did you see something in the market or at Demandware that catalyzed your decision to make a move now?

Clearly the TAM is large enough for you to be excited about. Can you discuss your portfolio in light of your comments about potential for digital commerce? And do you think you have all the pieces to capitalize on the e-commerce potential? Thanks.

Keith Block - Salesforce.com Inc. - Vice Chairman, President & COO

Thank you for your question. So obviously we’re very, very excited about working together with Demandware. Again, they are the market leader and they are the number one leader in e-commerce for the cloud and bring significant capabilities in this space. So that would be point number one.

Point number two, we have had a long-standing relationship with Demandware. We have spent time with them historically. Alex has talked about the work that was done at Dreamforce last year, so there clearly are natural synergies between the two companies. And as we have continued to pivot more and more towards an industry orientation and gotten more mind share with senior executives, Demandware, that name kept on coming up in the conversation.

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JUNE 01, 2016 / 12:00PM, CRM - Salesforce.com Inc to Acquire Demandware Inc -M&A Call

These customers want us to become more strategic; they want us to advise them. They want us to be that trusted advisor and paint a vision around digital transformation. And this was really a great opportunity to complete that vision around digital transformation and the Customer Success Platform.

So, Alex, I don’t know if there’s any additional comment you want to make about the product set or not?

Alex Dayon - Salesforce.com Inc. - President & Chief Product Officer

Well, I think it’s clearly building some differentiation against any competitor in the channel space for us. I think that we are so excited about this transaction because it’s not only a blind spot, filling a blind spot we had in the CRM space. It’s one of the four tenets — e-commerce is one of the four pillars of CRM, but it’s also about differentiation and making sure we build the best Customer Success Platform in the world. And we’re very excited about the competitive differentiation this is bringing to the whole Salesforce ecosystem.

Mark Hawkins - Salesforce.com Inc. - CFO

I’ll just add in I think the excitement is there. It’s a unique asset in the world. It’s the only company in the world that can really fill that spot that, Alex, you’ve talked about and I think we’re really excited.

And, Keith, I like the narrative, just our customers are asking. That’s — at the end of the day, they keep asking for this capability and we’re really pleased to be able to provide it now.

Alex Dayon - Salesforce.com Inc. - President & Chief Product Officer

And one thing I just want to add is, working with the Demandware products team, I think we share one big common value which is customer trust. And I think both of us are really around our customer trust and success and I think that’s the common language that we’ve been speaking for the past years working together. And that’s why it’s so exciting to be now closer together.

Operator

Philip Winslow, Credit Suisse.

Philip Winslow - Credit Suisse - Analyst

Thanks, guys, and congrats to both sides on the acquisition. I just wanted to touch on integration on the Marketing Cloud. It was really interesting the points that you made and they were kind of obvious points of synergy, but I guess a question to the Salesforce team.

When you think beyond that in the synergies between the Marketing Cloud and now our Commerce platform and potentially other areas, call it, that are customer-facing — obviously ad tech comes to mind as a potential sort of next area of synergy both between commerce and ad tech and marketing software and ad tech, you’re re-targeting campaigns, etc. — how do you think about where ad tech fits in in this customer experience lifecycle?

Alex Dayon - Salesforce.com Inc. - President & Chief Product Officer

Well, it’s a great question because it’s clearly highly connected. We had our marketing conference Connections a couple months ago where we announced our partnership with Facebook and Google, where we can integrate our data into their ad-targeting technologies. Just in one click you can send your segment customers you want to segment and automatically you’re targeting the right — leveraging Google offers good targeting technology.

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JUNE 01, 2016 / 12:00PM, CRM - Salesforce.com Inc to Acquire Demandware Inc -M&A Call

And for us, it’s all about the data. I think what’s important is really about building the right level of not only system of records, but on reaching the data with the right level of data coming from your customer engagements, so you can be more intelligent around this data. Whether you use your own intelligence, your own segmentation, your own predictive engine, or you connect to third parties like Google or Facebook which offer actually vendors like Salesforce to basically send samples of people you want to target and re-target similar profiles in their ecosystem.

Clearly, to enter that new world powered by data, powered by your customers’ data, you need a lot of signals. Having the digital commerce as part of our platform is clearly, clearly a very strong asset. It’s a very strategic asset for the consumer world.

Mark Hawkins - Salesforce.com Inc. - CFO

Excellent. Next question.

Operator

Raimo Lenschow, Barclays.

Raimo Lenschow - Barclays Capital - Analyst

Thanks for taking my question and congratulations from me as well. Just — as I’m the last question, just maybe a bigger picture question.

We saw yesterday Marketo getting taken out; Oracle is getting a little bit more active. Do you — how do you see the industry evolving? It feels almost like we are in a consolidation phase where the stronger vendors are continuing to build out the scale? Is that a right observation or just should I not relate the different actions with each other? Thank you.

Keith Block - Salesforce.com Inc. - Vice Chairman, President & COO

Thank you for your question. We’re not going to speculate on the industry. You can — there’s probably a little bit of historian in all of us, and we can all come up with our own theories about what happens with markets over time, etc. I mean, at the end of the day, we’re all about our customers and we’re here to focus on customer success.

We’re thrilled to have Demandware working with Salesforce and expanding our Customer Success Platform. We are responding to our customers. We continue to innovate as a company; innovate is a core value of our DNA.

As long as we are here servicing our customers, that’s really what we’re focused on. And getting into speculation about where markets are going and all that, we’re just focused on our customers.

Mark Hawkins - Salesforce.com Inc. - CFO

Okay. And on that note, just like to thank everybody. I want to turn it over to our co-founder, Parker Harris. I’m going to make one comment and turn it over to him for closing comments, and that is that we are, in closing, really excited. We’re hitting on all cylinders as a company. You can see that based on our performance in the prior quarters. We’re super excited to have the cloud commerce and yet another billion-dollar cloud opportunity.

And on that note, I’d like to turn it over to the co-founder of Salesforce, Parker Harris.

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JUNE 01, 2016 / 12:00PM, CRM - Salesforce.com Inc to Acquire Demandware Inc -M&A Call

Parker Harris - Salesforce.com Inc. - Co-Founder

Thank you, Mark. I just want to close by emphasizing how excited we are here at Salesforce to welcome the entire Demandware team to our family here. I think culturally, when we got to know the Demandware team, we found a lot of synergies and just so excited to be working with that team.

And with Demandware, having this new commerce cloud is extending the reach of our Customer Success Platform not only online but, as Alex said earlier, even in the retail locations. I’m just so excited to see where this is going to take us in helping our customers connect with their customers in a whole new way.

Mark Hawkins - Salesforce.com Inc. - CFO

Wonderful. Thank you so much, Parker, for the closing comments and that will end our conference. Thank you so much.

Operator

Thank you again for participating in today’s Salesforce Demandware acquisition conference call. You may now disconnect.

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